FlipInvestor, Inc.

ANNUAL REPORT

125 S. King St. Suite 2A
Jackson, WY 83001
833 418 9382
iflipinvest.com

This Annual Report is dated June 23, 2026.

BUSINESS

iFlip is an easy-to-use investment platform powered by A.I. and machine learning that democratizes the investing process. Founded by a highly experienced team of Wall Street veterans, our goal is to give individuals the same tools as professional investors at a fraction of the price. After over eight years of creating best-in-class technology, we are now looking to expand our services and grow our customer base.

We are one of the first platforms using A.I. to provide customers with information they can use to make investments. Our model includes several revenue generators, including monthly software subscriptions for users, subscriptions through advisory and custodial channels, and our upcoming broker dealer services.

FlipInvestor, Inc. ("iFlip") was incorporated on February 16, 2018, as a Wyoming Corporation.

Previous Offerings

Name: Common Stock
Type of security sold: Equity
Final amount sold: $467,000.00
Number of Securities Sold: 648,611
Use of proceeds: Product development, marketing, working capital, insurance, and other general corporate purposes
Date: 2022
Offering exemption relied upon: Section 4(a)(2)

Name: Common Stock (StartEngine Raise)
Type of security sold: Equity
Final amount sold: $363,284.83
Number of Securities Sold: 615,737
Use of proceeds: Product development, marketing, working capital, insurance, and other general corporate purposes
Date: 2023
Offering exemption relied upon: Section 4(a)(2)

Name: Series A Preferred Stock
Type of security sold: Equity
Final amount sold: $2,000,000.00
Number of Securities Sold: 3,569,116
Use of proceeds: Product development, marketing, working capital, insurance, and other general corporate purposes
Date: 2022
Offering exemption relied upon: Section 4(a)(2)

Name: Series A Preferred Stock
Type of security sold: Equity
Final amount sold: $1,025,000.00
Number of Securities Sold: 1,829,181
Use of proceeds: Product development, marketing, working capital, insurance, and other general corporate purposes
Date: 2023
Offering exemption relied upon: Section 4(a)(2)

Name: Series A Preferred Stock
Type of security sold: Equity
Final amount sold: $1,429,000.00
Number of Securities Sold: 2,550,146
Use of proceeds: Product development, marketing, working capital, insurance, and other general corporate purposes
Date: 2024
Offering exemption relied upon: Section 4(a)(2)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

Operating Results – 2024 Compared to 2023

Revenue

Revenue for fiscal year 2023 was $212k compared to $190k in fiscal year 2024

We restructured our fees in 2024 to support better growth of customers, which reduced revenues from 2023.

Cost of sales

Cost of Sales for fiscal year 2023 was $501k compared to $199k in fiscal year 2024.

We were able to automate processes and reduce labor costs. We were also able to change some third party providers to reduce market data costs.

Gross margins

Gross margins for fiscal year 2023 were ($289k) compared to ($9k) in fiscal year 2024.

While the revenue had a modest reduction, the larger reduction of cost of sales allowed us to improve gross margins.

Expenses

Expenses for fiscal year 2023 were $1,953k compared to $1,353k in fiscal year 2024.

The majority of the expense reduction in 2024 was from reduced labor spend. We were also able to reduce some third party expenses. Those reductions combined allowed us to spend more on marketing in 2024 while reducing overall expenses.

Historical results and cash flows:

The Company is currently in the growth stage and generating revenue. We are of the opinion that historical cash flows will not be indicative of the revenue and cash flows expected for the future because we have still spent minimal amounts on marketing. Past cash was primarily generated through sales and equity investments.

Current cash flows are a result of grassroots and word of mouth sales. Sales will increase rapidly as we are able to increase our marketng efforts.

Liquidity and Capital Resources

At December 31, 2024, the Company had cash of At December 31, 2024, the Company had cash of $718,527..

Debt

Creditor: Land Jewels, Inc.
Outstanding balance: $605,986
Interest rate: 7.4%
Material terms: Amount owed shown is principal. The Company shall make monthly payments until the entire principal balance shall be paid in full. The Company may prepay the outstanding balance note at any time without penalty.

Creditor: EIDL Loan
Outstanding balance: $139,125
Interest rate: 3.75%

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Our directors and executive officers as of the date hereof, are as follows:

Name: Randall Ellis Tate

Randall Ellis Tate's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: CEO and Board Member
Dates of Service: January 2017 — Present
Responsibilities: As the CEO, Randy leads the Company in its capital raising efforts.

Name: Douglas Allen Adams

Douglas Allen Adams's current primary role is with the Issuer.
Positions and offices currently held with the issuer:

Position: COO
Dates of Service: June 2019 — Present
Responsibilities: Doug is responsible for product development, customer support, and general operations including finance, HR, and interfacing with brokers.

Name: Sidney Kelly Korshak

Sidney Kelly Korshak's current primary role is with the Issuer.

Positions and offices currently held with the issuer:
Position: CIO, Board Member, and Corporate Secretary
Dates of Service: May 2017 — Present
Responsibilities: Sidney writes the algorithms and creates/manages the AI used inside the Smartfolios.

Name: Jeffrey Wayne Hayzlett

Jeffrey Wayne Hayzlett's current primary role is with The C-Suite Network. Jeffrey Wayne Hayzlett currently services as needed hour(s) in their role with the Issuer.

Positions and offices currently held with the issuer:
Position: Board Member
Dates of Service: June 2023 — Present
Responsibilities: Board Member providing insight and governance to the management team and in connecting them to strategic investors.

Other business experience in the past three years:

Employer: SMEI Academy of Achievement Hall of Fame Title: Permanent Trustee
Dates of Service: April 2001 — Present
Responsibilities: Permanent Trustee
Employer: LiveWorld
Title: Board Member
Dates of Service: June 2007 — Present
Responsibilities: Board Member

Employer: The Hayzlett Group
Title: Author
Dates of Service: May 2010 — Present
Responsibilities: Author - 4 Time Best-Seller

Employer: We Are Family Foundation
Title: Board of Governors
Dates of Service: September 2010 — Present
Responsibilities: Board of Governors

Employer: TallGrass Public Relations
Title: Chairman
Dates of Service: December 2010 — Present
Responsibilities: Chairman of TallGrass Public Relations

Employer: mindHIVE
Title: Former Board Member
Dates of Service: May 2012 — April 2020
Responsibilities: Former Board Member

Employer: The C-Suite Network
Title: Chairman & Founder
Dates of Service: June 2014 — Present
Responsibilities: Jeffrey Hayzlett is the Chairman and Founder of the C-Suite Network, the most trusted network of C-Suite leaders. The C-Suite Network's mission is to provide a peer community, networking events, relevant content and services to support c-level executives and other entrepreneurs achieve professional success.

Employer: The Hero Club
Title: Hero Club Member & Owner
Dates of Service: January 2017 — Present Responsibilities: Hero Club Member & Owner Employer: PRODUCTPEEL
Title: Advisory Board Member
Dates of Service: March 2017 — Present Responsibilities: Advisory Board Member Employer: Global Cannabis Applications Corp. Title: Board Member
Dates of Service: July 2017 — Present Responsibilities: Board Member

Employer: CoinLion
Title: Board Member
Dates of Service: August 2018 — Present Responsibilities: Board Member

Employer: Angel Investment Network
Title: Board Member
Dates of Service: January 2019 — Present Responsibilities: Board Member

Employer: Loyalty Brands
Title: Board Member
Dates of Service: May 2019 — Present Responsibilities: Board Member

Employer: Big Daddy Unlimited
Title: Former Vice Chairman
Dates of Service: June 2020 — May 2023 Responsibilities: Former Vice Chairman Employer: Americano Media
Title: Board Member
Dates of Service: January 2022 — Present Responsibilities: Board Member

Employer: Bright Bucks
Title: Board Member
Dates of Service: January 2022 — Present Responsibilities: Board Member

Employer: EDGE
Title: Board Member
Dates of Service: February 2022 — Present Responsibilities: Board Member

Employer: FlashCash
Title: Board Member
Dates of Service: September 2022 — Present
Responsibilities: Board Member

Employer: Social Cleanser
Title: Board Member
Dates of Service: September 2022 — Present
Responsibilities: Board Member

Employer: Krach Institute for Tech Diplomacy at Purdue
Title: Advisory Council Member
Dates of Service: January 2023 — Present
Responsibilities: Advisory Council Member

Employer: Project ECHO (Entrepreneurial Concepts Hands On!) Title: Advisory Board Member
Dates of Service: March 2023 — Present
Responsibilities: Advisory Board Member

Name: Rob Simone

Rob Simone's current primary role is with Summer Friday.

Positions and offices currently held with the issuer:

Position: Chief Growth Officer
Dates of Service: January 2023 — Present Responsibilities: Marketing

Other business experience in the past three years:
Employer: Summer Friday
Title: President
Dates of Service: April 2023 — Present
Responsibilities: Oversees all aspects of marketing strategy and new business development

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2024, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2024, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock
Stockholder Name: Sidney Kelly Korshak
Amount and nature of Beneficial ownership: 12,375,000
Percent of class: 28.2%

Title of class: Common Stock
Stockholder Name: Wildcat Trust (Randy Tate and Karen Baur Trustees)

Amount and nature of Beneficial ownership: 12,334,322
Percent of class: 28.1%

RELATED PARTY TRANSACTIONS

In 2023, FlipInvestor Inc. (the "Company") authorized loans up $500,000.00 to be made to Randy Tate, the Company's President/CEO. He informed the Company that those loans were earmarked for him to capitalize FlipHoldings, LLC ("FH") in which he is the sole member. FH, then would use those funds as part of its obligations under that certain Equity Transfer Agreement with Optionality, Inc. ("OI"), in which FH would purchase OI's wholly owned subsidiary Optionality Securities, LLC. (the "FH/Optionality Transaction"). Optionality Securities, LLC ("OS") is a registered broker-dealer and FINRA member. Furthermore, Mr. Tate informed the Company that the need for $500,000 for the FH/Optionality Transaction would be spread out over an approximate two-year period and he would request the funds as needed.

In 2023, Mr. Tate borrowed $150,000 in connection with the FH/Optionality Transaction. To speed the deposit of such to OS, Mr. Tate authorized the Company to transfer his borrowed funds directly to OS. Due to FINRA regulatory obligations to show the proper flow of funds, booking adjustments were made to affirm that Mr. Tate, through his borrowed funds, was the source of the OS capital infusions. As a result of the adjustments made, the outstanding loan balance to Mr. Tate at the end of 2023 was $103,000.

In 2024, Mr. Tate borrowed an additional $185,247.00. Bookkeeping adjustments again were made to affirm that Mr. Tate, through his borrowed funds, was the source of the OS capital infusions, which addressed instances where borrowed funds had been wired by the Company directly to OS and OH. As a result of the adjustments made, the current outstanding loan balance to Mr. Tate is $238,000.

The Company, working closely with counsel and OS' Finops and compliance staff, is now mindful of the accurate transfer protocol.

OUR SECURITIES

The Company has authorized Common Stock and Series A Preferred Stock.

Common Stock

Authorized: 400,000,000
Outstanding: 43,903,665
Voting Rights: One vote per share.

Material Rights:

The amount outstanding does not include 1,000,000 shares that may be issued pursuant to a Board Advisory Agreement.

The amount outstanding does not include 610,000 shares that may be issued pursuant to stock options outstanding.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Series A Preferred Stock

Authorized: 17,845,576
Outstanding: 7,997,016
Voting Rights: None

Material Rights:

A. Designation. The distinctive serial designation of said series of the preferred stock shall be Series A Preferred Stock. Each share of the Series A Preferred Stock shall be identical in all respects with all other shares of the Series A Preferred Stock except as to the dates from and after which dividends thereon shall be cumulative.

B. Number of Shares in Series. The number of authorized preferred shares constituting the Series A Preferred Stock shall be an aggregate of SEVENTEEN MILLION EIGHT HUNDRED FORTY-FIVE THOUSAND

FIVE HUNDRED SEVENTY SIX (17,845,576) shares, which number shall not be increased or decreased without the consent of a majority of the Series A Preferred Stock outstanding (unless at least 50% of the Series A Preferred originally issued remain outstanding, consent of the holders of at least 80.1% of the Series A Preferred shall be required). Shares of the Series A Preferred Stock that are redeemed, purchased or otherwise acquired by the Corporation shall be cancelled and shall revert to authorized but unissued shares of preferred stock undesignated as to series.

C. Rank. The Series A Preferred Stock shall rank (i) senior to any other series of preferred stock hereafter designated by the Corporation, unless the Company offers a series of preferred stock at a purchase price per share greater than what was paid by the holders of Series A Preferred Stock (in such case the Series A Preferred Stock may rank junior to any such futuredesignated class of preferred stock; and (ii) senior to the Corporation's common stock, par value $.001 per share (the "Common Stock") and any and all other classes or series of equity securities the Corporation may designate from time to time ((ii) and (iii), collectively, the "Junior Securities"), in each case to the distribution of assets upon liquidation, dissolution or winding up of the Corporation or to the payment of dividends. Notwithstanding the foregoing the Board of Directors may authorize the issuance of other series of preferred stock, the rights, preferences and privileges of any of which must be either (i) subordinated in all respects to the Series A Preferred Stock (except as set forth herein), or (ii) with the consent of holders of a majority of the thenoutstanding shares of Series A Preferred Stock (unless at least 50% of the Series A Preferred originally issued remain outstanding, consent of the holders of at least 80.1% of the Series A Preferred shall be required), pari passu with or senior to the Series A Preferred Stock.

D. Conversion to Common Stock. The holders of the Series A Preferred shall have the right to convert the Series A Preferred, at any time, into shares of Common Stock. The initial conversion rate shall be 1:1, subject to adjustment as provided below.

E. Automatic Conversion to Common Stock. The Series A Preferred shall be automatically converted into Common Stock, at the then applicable conversion price, (i) in the event that the holders of at least 80.1% of the outstanding Series A Preferred consent to such conversion or (ii) upon the closing of the initial underwritten public offering of the Company's stock in which the per share public offering price would yield a valuation (net of underwriters' discounts, concessions, commissions and expenses) of at least $100,000,000, with total offering proceeds to the Company in excess of $20,000,000 (net of underwriters' discounts, concessions, commissions and expenses) (the "Qualified Public Offering").

F. No Redemption. The Series A Preferred shall not be redeemable at the option of the holders thereof.

G. Dividends. NONE.

H. Antidilution Provisions. NONE

I. Voting Rights. NONE

J. Board of Directors. Upon the conclusion of the Series A Preferred round offering, the founders of the Company (Sidney Kelly Korshak and Randy Tate (the "Founders")) shall enter into a voting agreement with the holders of the Preferred Stock whereby Sidney Kelly Korshak and Randy Tate shall vote their respective common shares to appoint such person that the holders of a majority of the issued Series A Preferred shall direct.

K. Protective Provisions. For so long as at least 50% of the Series A Preferred originally issued remain outstanding, consent of the holders of at least 80.1% of the Series A Preferred shall be required for any action that: (i) adversely alters or changes the rights, preferences or privileges of the Series A Preferred (including the Company's Amended By-laws or its Amended Articles of Incorporation or any subsequent amendment thereto), (ii) creates (by reclassification or otherwise) any new class or series of shares having rights, preferences or privileges senior to or pari-passu with the Series A Preferred, (iii) increases or decreases the authorized size of the Company's Board of Directors, or (iv) results in the payment or declaration of any dividend on any shares of Common Stock.

L. Registration Rights. The Series "A" Investors (along with the Founders) shall be entitled to "piggy-back" registration rights on all registrations of the Company or on any demand registrations of any other investor subject to the right, however, of the Company and its underwriters to reduce the number of shares proposed to be registered pro rata in view of market conditions (but not less than 30% of any offerings after a Public Offering). If the Series "A" Investors are so limited, however, no party shall sell shares in such registration other than the Company or the Series "A" Investor, if any, invoking the demand registration. The Company and the Series A Preferred Investors shall each bear one-half of the registration expenses (exclusive of underwriting discounts and commissions) of all such demand and piggy- back registrations.

M. Right of First Refusal and Co-Sale Agreement. The Founders will enter into a right of first refusal and co-sale agreement with the Series A Preferred Investors that shall include a provision that any Founder who proposes to sell all or a portion of his shares to a third party must either permit the holders of the Series A Preferred shares at their option to i) to purchase such stock on the same terms as the proposed transfer, or ii) sell a proportionate part of their shares on the same terms offered by the proposed transferee. Such right will terminate upon the closing of a Qualified Public Offering.

N. Drag Along Rights. The Founders will enter into a "drag along agreement" with the Series A Preferred Investors whereby if a majority of the holders of Series A Preferred Stock agree to a sale or liquidation of the Company, the holders of the remaining Series "A" Preferred Investors and the Founders shall consent to and raise no objections to such sale.

O. Information Rights. Any Series A Preferred Shareholder that holds at least 10% of the total issued shares of the Series A Preferred Stock (a "Major Investor"), the Company shall deliver to each such Major Investor, annual and quarterly financial statements. These provisions shall terminate upon the Qualified Public Offering or upon an acquisition, merger or consolidation of the Company.

P. Rights to Maintain Proportionate Ownership. Major Investors shall have the right in the event the Company proposes to offer equity securities to any person (other than securities issued pursuant to Exempt Issuances) to purchase their pro rata portion of such shares, computed on a fully diluted basis at the close of this financing to maintain their proportionate equityownership position in the Company. This right will terminate upon the Qualified Public Offering or upon an acquisition, merger or consolidation of the Company.

Q. Purchase Agreement. The investment for the Series A Preferred Stock shall be made pursuant to a Stock Purchase Agreement reasonably acceptable to the Company and the Investors, which agreement shall contain, among other things, appropriate representations and warranties of the Company, covenants of the Company reflecting the provisions set forth herein and appropriate conditions of closing. The Purchase Agreement shall provide that it may only be amended with the approval of the Company and holders of more than 80.1% of the Series A Preferred (and Common Stock issued upon conversion of the Series A Preferred).

R. Liquidity Event Preference. In the event of any liquidation, dissolution or winding up of the Company, the holders of the Series A Preferred Stock shall be entitled to receive: (i) in preference to the holders of the Common Stock, a per share amount equal to the original purchase price (the "Liquidation Preference"); and (ii) after the payment of the Liquidation Preference to the holders of the Series A Preferred, the remaining assets shall be distributed ratably to the holders of the Common Stock and the Series A Preferred until the Series A Preferred has received in aggregate 2x their liquidation preference (including the initial liquidation preference itself)-- (the "Series "A" Preferred Stock Liquidation Value"). Thereafter, Common Stock is entitled to receive the remaining assets of the Company. A sale of all or substantially all of the assets of the Company or any material subsidiary or a merger, acquisition, or sale of voting control in which the shareholders of the Company or such material subsidiary do not own a majority of the outstanding shares of the surviving corporation of such merger, acquisition or sale shall be deemed to be a liquidation, unless the holders of at least 80.1% of the Series A Preferred determine otherwise.

1. Insufficient Assets; Pro Rata Distribution. If the assets of the Corporation are insufficient to provide to the holders of record of Series A Preferred Stock the full payment of the Series A Preferred Stock Liquidation Value, the holders of the Series A Preferred Stock shall share ratably in any distribution of assets available for distribution to the holders of Series A Preferred Stock, according to the respective amounts which would be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to said shares were paid in full.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

f the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

RISK FACTORS

Uncertain Risk

An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will be able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed

The Company, is offering Common Stock in the amount of up to $1.235M in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members

Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Minority Holder; Securities with Voting Rights

The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on FlipInvestor, Inc. or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on FlipInvestor, Inc. could harm our reputation and materially negatively impact our financial condition and business.

Market Volatility

The financial industry is highly susceptible to market volatility, which can impact the company's trading activities. Fluctuations in stock prices, interest rates, currency exchange rates, and commodity prices can affect the company's profitability and increase the risk of losses.

Regulatory Changes

The financial industry is subject to strict regulations and oversight from regulatory bodies. Changes in regulations, compliance requirements, or the introduction of new laws can impose additional costs on the company and impact its trading operations. Failure to comply with regulatory standards can result in fines, penalties, or legal consequences.

Counterparty Risk

Trading activities often involve counterparties, such as other financial institutions, hedge funds, or individual investors. The company faces the risk of counterparty default, where the counterparty fails to fulfill its obligations. This risk can lead to financial losses, reputational damage, and liquidity issues.

Liquidity Risk

The financial industry relies heavily on liquidity to execute trades effectively. Lack of liquidity in the markets can result in difficulties in buying or selling securities at desired prices, affecting the company's ability to execute trading strategies and manage risk. Illiquid markets can also lead to wider bid-ask spreads, reducing profitability.

Technology and Infrastructure Risks

Trading activities heavily depend on sophisticated technology systems and infrastructure. The company faces the risk of system failures, cyber-attacks, data breaches, or disruptions in connectivity. Such incidents can result in significant financial losses, operational disruptions, compromised client data, and reputational damage.

Geopolitical and Macroeconomic Risks

Global events, such as geopolitical tensions, economic recessions, or policy changes, can significantly impact financial markets. Changes in government regulations, trade policies, or macroeconomic indicators can lead to market disruptions, increased volatility, and reduced trading opportunities.

Reputation Risk

The financial industry relies heavily on trust and reputation. Any misconduct, unethical behavior, or operational failures can result in reputational damage, loss of clients, and regulatory scrutiny. Maintaining a strong reputation is crucial for attracting and retaining clients in the highly competitive trading industry.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:
(1)   to the Company;
(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on November 10, 2025.

FlipInvestor, Inc.

By /s/ *Randall Tate*

Title: CEO

By /s/ *Randall Tate*

Name: <u>Randall Tate</u>

Title: CEO

By /s/ *Douglas Adams*

Name: <u>Douglas Adams</u>

Title: COO

Exhibit A
FINANCIAL STATEMENTS

FLIPINVESTORS, INC.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2024 AND 2023 *(UNAUDITED)*

FLIPINVESTORS INC.

(UNAUDITED)

INDEX TO FINANCIAL STATEMENTS

Page

FLIPINVESTORS INC.

(UNAUDITED)

CEO CERTIFICATION

I, Randall Tate, the CEO of Flipinvestor, Inc., hereby certify that these financial statements of Flipinvestor, Inc. and notes thereto for the periods ending December 31, 2023 and December 31, 2024 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the May 13, 2025.



DocuSigned by:
Randy Tate
0405E547B1A1494...
____________________________________ (Signature)

Randall Tate
CEO
May 13, 2025

FLIPINVESTORS INC.
(UNAUDITED)

BALANCE SHEET (USD $ in Dollars)

As of December 31,	2024	2023
ASSETS		
Current Assets:		
Cash & Cash Equivalents	718,527	573,971
Total Current Assets	**718,527**	**573,971**
Tangible Assets	2,510	-
Intangible Assets	759,835	870,257
Total Assets	**1,480,872**	**1,444,229**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Credit Cards	38,043	25,101
Current Portion of Loans and Notes	612,886	4,997
Unearned Revenue	4,176	1,068
Other Current Liabilities	39,743	80,094
Total Current Liabilities	**694,848**	**111,260**
Promissory Notes and Loans	132,225	746,746
Total Liabilities	**827,073**	**858,006**
STOCKHOLDERS' EQUITY		
Common Stock	43,904	43,904
Series A Preferred Stock	7,977	5,398
Additional Paid Capital	10,675,702	9,178,246
Retained Earnings/(Accumulated Deficit)	(10,073,783)	(8,641,325)
Total Stockholders' Equity	**653,799**	**586,222**
Total Liabilities and Stockholders' Equity	**1,480,872**	**1,444,229**

FLIPINVESTORS INC.

(UNAUDITED)

INCOME STATEMENT (USD $ in Dollars)

As of December 31,	2024	2023
Net Revenue	189,730	212,392
Cost of Goods Sold	199,293	501,410
Gross Profit	(9,563)	(289,017)
Operating Expenses		
General and Administrative	1,092,207	1,910,049
Sales and Marketing	261,216	42,843
Total Operating Expenses	1,353,423	1,952,892
Operating Income/(Loss)	(1,362,986)	(2,241,910)
Interest Expense	53,983	68,530
Other Loss/(Income)	25,605	177,318
Income/(Loss) before provision for income taxes	(1,442,574)	(2,487,758)
Provision/(Benefit) for income taxes	-	-
Net Income/(Net Loss)	**(1,442,574)**	**(2,487,758)**

FLIPINVESTORS INC.
(UNAUDITED)

STATEMENT OF CASH FLOWS (USD $ in Dollars)

As of December 31,	2024	2023
CASH FLOW FROM OPERATING ACTIVITIES		
Net Income/(Loss)	(1,442,574)	(2,487,758)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:		
Depreciation of Property	5,333	-
Amortization of Intangibles	110,422	110,423
Changes in operating assets and liabilities:		
Unearned revenue	3,109	(81,626)
Credit Cards	12,942	7,477
Other Current Liabilities	(40,351)	40,261
Net cash provided/(used) by Operating Activities	**(1,351,120)**	**(2,411,223)**
CASH FLOW FROM INVESTING ACTIVITIES		
Purchases of Tangible Assets	(7,843)	-
Purchases of Intangible Assets	-	-
Net cash provided/(used) in Investing Activities	**(7,843)**	**-**
CASH FLOW FROM FINANCING ACTIVITIES		
Capital Contribution	1,500,035	1,165,131
Repayment of Promissory Notes and Loans	(6,632)	(333,125)
Other Activity	10,117	157,699
Net cash provided/(used) by Financing Activities	**1,503,519**	**989,705**
Change in Cash	144,556	(1,421,518)
Cash – beginning of year	573,971	1,995,489
Cash – end of year	**718,527**	**573,971**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for interest	53,983	68,530
Cash paid during the year for income taxes		
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES		
Purchase of property and equipment not yet paid for		
Issuance of equity in return for note		
Issuance of equity in return for accrued payroll and other liabilities		

FLIPINVESTORS INC.

(UNAUDITED)

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY (USD $ in Dollars)

	Common Stock		Series A Preferred Stock		Additional Paid in Capital	Retained Earnings / (Accumulated Deficit)	Total Shareholder Equity
	Shares	Amount	Shares	Amount			
Balance – December 31, 2022	43,030,099	$43,030	3,569,134	$3,569	$8,015,817	($6,311,266)	$1,751,151
Issuance of Stock	873,566	$874	1,829,182	$1,829	$1,162.428		$1,165,131
Net Income/(Loss)						($2,487,758)	($2,487,758)
Adjustments						$157,699	$157,699
Balance – December 31, 2023	43,903,665	$43,904	5,398,316	$5,398	$9,178,246	($8,641,325)	$586,222
Issuance of Stock			2,578,700	$2,579	$1,497,456		$1,500,035
Net Income/(Loss)						($1,442,574)	($1,442,574)
Adjustments						$10,117	$10,177
Balance – December 31, 2024	43,903,665	$43,904	7,977,016	$7,997	$10,675,702	($10,073,783)	$653,799

FLIPINVESTORS INC.
(UNAUDITED)

NOTES TO FINANCIAL STATEMENTS (FOR YEAR ENDED DECEMBER 31, 2024 AND 2023)

1. NATURE OF OPERATIONS

FlipInvestor Inc. was incorporated on February 16, 2018 in the state of Wyoming. The financial statements of FlipInvestor Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Scottsdale, Arizona.

iFlip is the main product offering from FlipInvestor, Inc. It is an innovative investment platform harnessing the power of artificial intelligence and machine learning to protect customer wealth, while simultaneously outperforming the market. By using baskets of stocks and ETFs called Smartfolios, iFlip makes investment decisions to keep our customers ahead of the market.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis for reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2024 and December 31, 2023 the Company's cash and cash equivalents exceeded FDIC insured limits by $718,527 and $573,971 respectively.

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future exceeds of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying

FLIPINVESTORS INC.
(UNAUDITED)

NOTES TO FINANCIAL STATEMENTS (FOR YEAR ENDED DECEMBER 31, 2024 AND 2023)

amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Intangible Assets

The Company capitalizes its IT infrastructure and software development costs, which will be amortized over the expected period to benefit, which may be as long as ten years.

Software Development Costs – Internal Use Software

For costs incurred in relation to development of software for internal use, the Company divides each project in the following phases: (1) preliminary product stage, (2) application development stage, (3) post implementation – operation stage, and (4) upgrade and enhancement stage. In accordance with ASC 350-40: Internal-Use Software, costs during the first phase are expenses, costs during the second phase are capitalized, costs during the third phase are expensed, and costs during the fourth phase are analyzed to determine whether they pertain to maintenance, in which case they are expensed, or improvements in functionality, in which case they are they are capitalized. Once the software is placed in use, it is amortized over the useful life of the software.

Income Taxes

FlipInvestor Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue from Contracts with Customers, when delivery of services is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the service has been performed and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

FLIPINVESTORS INC.
(UNAUDITED)

NOTES TO FINANCIAL STATEMENTS (FOR YEAR ENDED DECEMBER 31, 2024 AND 2023)

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from the innovative investment platform, which includes subscription income, service income, etc.

Cost of sales

Costs of goods sold include the cost of commission, hosting fees, subcontractors, market data fees, etc.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2024 and December 31, 2023 amounted to $261,216 and $42,843 which is included in sales and marketing expense.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require

FLIPINVESTORS INC.
(UNAUDITED)

NOTES TO FINANCIAL STATEMENTS (FOR YEAR ENDED DECEMBER 31, 2024 AND 2023)

additional disclosure. Subsequent events have been evaluated through May 13, 2026, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Other current liabilities consist of the following items (USD $ in Dollars):

As of December 31,	2024	2023
Broker Clearing	8,000	41,201
Deposit Payable		34
Advances	31,743	28,743
Payroll Payable		10,117
Total Other Current Liabilities	**39,743**	**80,094**

FLIPINVESTORS INC.

(UNAUDITED)

NOTES TO FINANCIAL STATEMENTS (FOR YEAR ENDED DECEMBER 31, 2024 AND 2023)

4. INTANGIBLE ASSETS

Intangible asset consists of the following items (USD $ in Dollars):

As of December 31,	2024	2023
IT Infrastructure	241,407	241,407
Software Development	1,276,775	1,276,775
Intangible Assets, At Cost	**1,518,181**	**1,518,181**
Accumulated Amortization	(758,346)	(647,924)
Intangible Assets, Net	**759,835**	**870,257**

Entire intangible assets have been amortized. Amortization expenses for trademarks and patents for each fiscal year ended December 31, 2024 and December 31, 2023 were $110,422 and $98,977 respectively.

The following table summarizes the estimated amortization expense relating to the Company's intangible assets as of December 31, 2024 (USD $ in Dollars):

Period	Amortization Expense
2025	(110,422)
2026	(110,422)
2027	(110,422)
2028	(110,422)
Thereafter	(318,148)
Total	**(759,835)**

5. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 400,000,000 shares of common stock with a par value of $0.001. As of December 31, 2024, and December 31, 2023, 43,903,665 shares and 43,903,665 shares were issued and outstanding, respectively.

Series A Preferred Stock

The Company is authorized to issue 100,000,000 shares of Series A Preferred Stock with a $0.001 par value. As of December 31, 2024, and December 31, 2023, 7,977,016 shares and 5,398,316 shares were issued and outstanding, respectively.

FLIPINVESTORS INC.
(UNAUDITED)

NOTES TO FINANCIAL STATEMENTS (FOR YEAR ENDED DECEMBER 31, 2024 AND 2023)

6. SHAREBASED COMPENSATION

During 2018, the Company authorized the Stock Option Plan (which may be referred to as the "Plan"). As of December 31, 2024, the Company has reserved 3,567,500 shares of its Common Stock pursuant to the Plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of four years. The amounts granted each calendar year to an employee or non-employee is limited depending on the type of award.

A summary of the Company's stock options activity and related information is as follows:

	Number of Awards	Weighted Average Exercise	Weighted Average Contract Term
Outstanding at December 31, 2022	710,000	$ -	-
Granted	1,000,000	$ 0.10	
Exercised	-		
Expired/Cancelled	-		-
Outstanding at December 31, 2023	1,710,000	$ 0.10	-
Exercisable Options at December 31, 2023	1,152,500	$ -	-
Granted	1,857,500	$ 0.10	
Exercised	-	$ -	
Expired/Cancelled	-	$ -	
Outstanding at December 31, 2024	3,567,500	$ 0.10	-
Exercisable Options at December 31, 2024	3,112,500	$ 0.10	-

Stock option expenses for the year ended December 31, 2024 was $0.

7. DEBT

Promissory Notes & Loans

During the years presented, the Company entered into promissory notes & loans agreements. The details of the Company's loans, notes, and the terms are as follows:

Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	For the Year Ended December 2024					For the Year Ended December 2023				
					Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
Promissory Note - Land Jewels, Inc (Original)	$ 800,000	6.50%	10/21/2019	Amended	$ -	$ -	$ -	$ -	$ -	$ 27,883	$ -	$ -	$ -	$ -
Promissory Note - Land Jewels, Inc (Amended)	$ 645,996	7.40%	10/21/2019	12/31/2024	$ 45,438	$ -	$ 605,986	$ -	$ 605,986	$ 19,400	$ -	$ -	$ 605,986	$ 605,986
EIDL Loan	$ 150,000	3.75%	9/2/2020	9/2/2050	$ 5,368	$ -	$ 6,900	$ 132,225	$ 139,125	$ 17,588	$ -	$ 4,997	$ 140,760	$ 147,757
Total					$ 50,805	$ -	$ 612,886	$ 132,225	$ 745,111	$ 64,871	$ -	$ 4,997	$ 746,746	$ 751,743

FLIPINVESTORS INC.
(UNAUDITED)

NOTES TO FINANCIAL STATEMENTS (FOR YEAR ENDED DECEMBER 31, 2024 AND 2023)

The summary of the future maturities is as follows (USD $ in Dollars):

Period	Maturity Amount
2025	612,886
2026	6,900
2027	6,900
2028	6,900
Thereafter	111,525
Total	**745,111**

8. INCOME TAXES

The provision for income taxes for the year ended December 31, 2024 and December 31, 2023 consists of the following:

As of Year Ended December 31,		2024		2023
Net Operating Loss	$	(1,452,715)	$	(2,300,340)
Valuation Allowance	$	1,452,715	$	2,300,340
Net Provision for income tax	$	-	$	-

Significant components of the Company's deferred tax assets and liabilities at December 31, 2024 and December 31, 2023 are as follows:

As of Year Ended December 31,		2024		2023
Net Operating Loss	$	(1,665,895)	$	(1,360,824)
Valuation Allowance	$	1,665,895	$	1,360,824
Net Provision for income tax	$	-	$	-

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2024 and December 31, 2023. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carry-forward period are reduced or increased.

For the fiscal year ending December 31, 2024 and December 31, 2023, the Company had federal cumulative net operating loss ("NOL") carryforwards of $7,932,832 and $6,480,116, respectively. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

FLIPINVESTORS INC.
(UNAUDITED)

NOTES TO FINANCIAL STATEMENTS (FOR YEAR ENDED DECEMBER 31, 2024 AND 2023)

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2024 and December 31, 2023, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2024 and December 31, 2023, the Company had no accrued interest and penalties related to uncertain tax positions.

9. RELATED PARTY

In 2023, FlipInvestor Inc. (the "Company") authorized loans up $500,000.00 to be made to Randy Tate, the Company's President/CEO. He informed the Company that those loans were earmarked for him to capitalize FlipHoldings, LLC ("FH") in which he is the sole member. FH, then would use those funds as part of its obligations under that certain Equity Transfer Agreement with Optionality, Inc. ("OI"), in which FH would purchase OI's wholly owned subsidiary Optionality Securities, LLC. (the "FH/Optionality Transaction"). Optionality Securities, LLC ("OS") is a registered broker-dealer and FINRA member. Furthermore, Mr. Tate informed the Company that the need for $500,000 for the FH/Optionality Transaction would be spread out over an approximate two-year period and he would request the funds as needed.

In 2023, Mr. Tate borrowed $150,000 in connection with the FH/Optionality Transaction. To speed the deposit of such to OS, Mr. Tate authorized the Company to transfer his borrowed funds directly to OS. Due to FINRA regulatory obligations to show the proper flow of funds, booking adjustments were made to affirm that Mr. Tate, through his borrowed funds, was the source of the OS capital infusions. As a result of the adjustments made, the outstanding loan balance to Mr. Tate at the end of 2023 was $103,000.

In 2024, Mr. Tate borrowed an additional $185,247.00. Bookkeeping adjustments again were made to affirm that Mr. Tate, through his borrowed funds, was the source of the OS capital infusions, which addressed instances where borrowed funds had been wired by the Company directly to OS and OH. As a result of the adjustments made, the current outstanding loan balance to Mr. Tate is $238,000.

The Company, working closely with counsel and OS' Finops and compliance staff, is now mindful of the accurate transfer protocol.

10. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2024, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

FLIPINVESTORS INC.

(UNAUDITED)

NOTES TO FINANCIAL STATEMENTS (FOR YEAR ENDED DECEMBER 31, 2024 AND 2023)

11. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2024 through May 13, 2026, which is the date the financial statements were available to be issued.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

12. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $1,362,986, and an operating cash flow loss of $1,351,120. These factors normally raise a substantial doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.